Golden American Life Insurance Company
1001 Jefferson Street, Wilmington, DE  19801       Tel:  (302) 576-3400
                                                   Fax:  (302) 576-3540


                                                January 5, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:       Golden American Life Insurance Company
              Separate Account B -- CIK No. 0000836687
              Request for Withdrawal of Amendment to
              Registration Statement on Form 485BPOS
              File No. 333-28755, 811-05626
              ---------------------------------------

Ladies and Gentlemen:

   On December 17, 1998 at 9:53 PM, we filed on behalf of Separate
Account B of Golden American Life Insurance Company ("Separate Account B") a Post-Effective Amendment (Accession No. 0000837276-98-000476)
(File Numbers: 333-28755, 811-05626) on Form 485BPOS in error. An incorrect document file was used for this filing; the correct file on Form N-4/A was subsequently filed the next day (Accession No. 0000837276-98-000478)
(File Numbers: 333-66757, 811-05626). We request on behalf of Separate Account B pursuant to Rule 477(a) of the Securities Act of 1933 that the filing be withdrawn. No fees are required in connection with this filing.

   If you have any questions or comments, please contact the undersigned at (302) 576-3516.


                                       Sincerely,

                                       /s/ Marilyn Talman

                                       Marilyn Talman
                                       Assistant Secretary